By Edgar

August 22, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Response to Comments on Mesa Laboratories, Inc.

Form 10-K for the fiscal year ended March 31, 2012

Filed June 29, 2012

File No. 000-11740

Form 8-K/A Filed July 27, 2012

Gentlemen and Ladies:

We have reviewed your comments dated August 9, 2012 regarding our Form 10-K filing referenced above, and provide the following responses.

Form 10-K for the fiscal year ended March 31, 2012

General

1.              You have asked us to provide you with our calculation of our public float held by non-affiliates as of September 30, 2011.  Item 10(f)(1) of Regulation S-K indicates that public float is calculated by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity.

Rule 144 defines an “affiliate” as a person, such as a director or large shareholder, in a relationship of control with the issuer; and defines “Control” to mean the power to direct the management and policies of the company in question, whether through the ownership of voting securities, by contract, or otherwise.  Section 240.10b-18(a)(3) defines “affiliate” as any person that directly or indirectly controls, or is controlled by, or is under common control with, the issuer.

We have only one class of stock outstanding — voting common stock.  We have used a consistent methodology since 1996.  In our calculation of public float, we begin with total shares outstanding, then subtract affiliate shares.  We identify affiliates as executive officers, members of our board of directors, and large shareholders (those shareholders holding greater than or equal to 5% of total shares outstanding).  We have two shareholders who each own more than 5% of our total shares outstanding and we consult with them regarding matters to be put to a shareholder vote prior to issuing our proxy statements.

We used the price at which our common stock closed on September 30, 2011, the last day of trading for our second fiscal quarter ended September 30, 2011.

The following summarizes our calculation at September 30, 2011:

Total shares outstanding	3,282,470
Less:
Shares held by executive officers	63,742
Shares held by our Board of Directors	658,948
Shares held by large shareholders
Royce & Associates (13.2%)	431,872
Fidelity Investments (9.7%)	317,500
Total affiliate shares	1,472,062
Non-affiliate shares outstanding	1,810,408
Stock price at September 30, 2011	$35.342
Aggregate market value held by non-affiliates at September 30, 2011	$63,983,440

Item 9A. Controls and Procedures, page 37

2.              You indicated that it does not appear as though management provided a conclusion regarding the effectiveness of our disclosure controls and procedures, as discussed in Item 307 of Regulation S-K, which requires disclosing the conclusions of the registrant’s principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of these controls and procedures.

We have filed simultaneously Amendment No. 1 to our Form 10-K/A for the fiscal year ended March 31, 2012 to amend our disclosure in Item 9A thereof to disclose, pursuant to the SEC Comment Letter dated August 9, 2012, conclusions regarding the effectiveness of our disclosure controls and procedures as well as our internal control over financial reporting.

Form 8-K/A filed July 27, 2012

Exhibit 99.3

3.              You noted that we provided pro forma balance sheets as of March 31, 2012 and March 31, 2011, as well as pro forma income statements for the years ended March 31, 2012 and March 31, 2011.  You have asked us to explain how we considered the guidance in Rule 8-05(b) of Regulation S-X, which indicates that we were only required to file a March 31, 2012 pro forma balance sheet and a pro forma income statement for our fiscal year ended March 31, 2012.

Rule 8-05(b) of Regulation S-X does not require the presentation of multiple years.  Our inclusion of our March 31, 2011 financial information was simply an oversight on our part.  In the future, we will present only the pro forma statements required by Rule 8-05(b) of Regulation S-X.

Acknowledgement

4.              My signature below on this letter serves as an acknowledgement by the Company of the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses respond to your questions set forth in your August 9, 2012 Comment Letter.  If you have any further questions or comments or need any additional information, please contact me at my office.

Best regards,

/s/Steven W. Peterson
Steven W. Peterson
Vice President of Finance and CFO
Mesa Laboratories, Inc.